Exhibit 12.01

OGE ENERGY CORP.
RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31 (In millions)	2006	2007	2008	2009	2010

Earnings:
Pre-tax income from continuing operations	$346.6	$361.9	$338.6	$382.2	$461.4

Add Fixed Charges	104.1	97.6	130.0	154.5	150.1

Subtotal	450.7	459.5	468.6	536.7	611.5

Subtract:
Allowance for borrowed funds used during construction	4.5	4.0	4.0	8.3	5.5
Other capitalized interest	0.9	0.9	3.5	6.3	2.5

Total Earnings	445.3	454.6	461.1	522.1	603.5

Fixed Charges:
Interest on long-term debt	88.3	88.7	106.6	143.6	141.8
Interest on short-term debt and other interest charges	13.1	6.4	21.0	8.5	5.9
Calculated interest on leased property	2.7	2.5	2.4	2.4	2.4

Total Fixed Charges	$104.1	$97.6	$130.0	$154.5	$150.1

Ratio of Earnings to Fixed Charges	4.28	4.66	3.55	3.38	4.02